                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                      Under the Securities Exchange of 1934

                                 Amendment No. 5



                            Ultralife Batteries, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    903899102
                         ------------------------------
                                 (CUSIP Number)

                           Glenn H. Epstein, President
                       Intermagnetics General Corporation
                             450 Old Niskayuna Road
                              Latham, New York 121
                                  (518)782-1122
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2000
                         ------------------------------
                          (Date of Event that Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior covering page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

-------------------------------------------------------------------------------
CUSIP No. 903899102                                                        13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS,
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Intermagnetics General Corporation
           14-1537454
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of New York
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER              875,753
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER            0
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER         875,753
PERSON WITH    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER       0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          875,753
------------------------------------------------------------------------------
   12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 6 Pages

         This Amendment No. 5 to Schedule 13D ("Amendment No. 3") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Intermagnetics General Corporation (the "Reporting Person") dated December 31, 1992, as amended by Amendment No. 1 to Schedule 13D, dated May 28, 1993, Amendment No. 2 to Schedule 13D, dated December 1, 1994, Amendment No.3 to
Schedule 13D, dated September 28, 1995 and Amendment No. 4 dated March 1, 1996, each of which relate to the Common Stock, $.10 par value per share, of Ultralife Batteries, Inc., a Delaware corporation (the "Issuer"). In the event that any disclosure contained in this Amendment No. 5 is inconsistent with the disclosure contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosure from the date of this Amendment No. 5.


Item 1. Security and Issuer

         No change.


Item 2. Identity and Background

         Schedule I to the Statement, which contains background information regarding each executive officer and director of the Reporting Person and is incorporated by reference into Item 2 of the Statement, is hereby amended and restated to read in its entirety as set forth in Schedule I attached hereto.


Item 3. Source and Amount of Funds or Other Consideration

         No change.


Item 4. Purpose of Transaction

         No change.


Item 5. Interest in Securities of the Issuer

         (a) Item 5.a. of the Statement is hereby amended and restated to read in its entirety as follows:

The Reporting Person currently owns 875,753 shares of the Common Stock of the Issuer (the "Shares") corresponding to approximately 8.1% of the outstanding shares of Common Stock of the Issuer.

Carl H. Rosner, Chairman of the Reporting Person, owns 833 shares of the Common Stock of the Issuer. Mr. Rosner also serves as a director of the Issuer. As a director of the Issuer, Mr. Rosner has received, and currently holds, options to purchase shares of Common Stock of the Issuer as follows:


                               Page 3 of 6 Pages

         Shares Subject
         to Purchase           Exercise Price        Expiration Date
         -----------------------------------------------------------
         1,500                 $18.250               June 30, 2000
         1,500                 $24.500               September 30, 2000
         1,500                 $24.000               December 31, 2000
         1,500                 $14.750               March 31, 2001
         1,500                 $14.250               June 30, 2001
         1,500                 $11.625               September 30, 2001
         1,500                 $ 8.625               December 31, 2001
         1,500                 $ 9.750               March 31, 2002
         1,500                 $11.625               June 30, 2002
         1,500                 $17.875               September 30, 2002
         1,500                 $17.000               December 31, 2002
         1,500                 $14.875               March 31, 2003
         1,500                 $ 8.500               June 30, 2003
         12,000                $ 8.250               June 25, 2003
         1,500                 $ 6.000               March 30, 2003
         1,500                 $ 5.1875              December 31, 2003
         1,500                 $ 5.0625              March 31, 2004
         1,500                 $ 5.500               June 30, 2004
         1,500                 $ 4.000               September 30, 2004
         1,500                 $ 6.125               December 31, 2004

The shares and options to purchase shares owned by Mr. Rosner represent approximately 0.4% of the outstanding shares of Common Stock of the Issuer.

The Reporting Person disclaims beneficial ownership of such shares and options to acquire such shares.

Joseph C. Abeles, a director of the Reporting Person, owns 199,000 shares of the Common Stock of the Issuer. Mr. Abeles also serves as a director of the Issuer. As a director of the Issuer, Mr. Abeles has received, and currently holds, options to purchase shares of the Issuer as follows:

         Shares Subject
         to Purchase           Exercise Price        Expiration Date
         -----------------------------------------------------------
         1,500                 $18.250               June 30, 2000
         1,500                 $24.500               September 30, 2000
         1,500                 $24.000               December 31, 2000
         1,500                 $14.750               March 31, 2001
         1,500                 $14.250               June 30, 2001
         1,500                 $11.625               September 30, 2001
         1,500                 $ 8.625               December 31, 2001
         1,500                 $ 9.750               March 31, 2002
         1,500                 $11.625               June 30, 2002
         1,500                 $17.875               September 30, 2002
         1,500                 $17.000               December 31, 2002
         1,500                 $14.875               March 31, 2003
         1,500                 $ 8.500               June 30, 2003
         9,000                 $ 8.250               June 25, 2003
         1,500                 $ 6.000               March 30, 2003
         1,500                 $ 5.1875              December 31, 2003
         1,500                 $ 5.0625              March 31, 2004
         1,500                 $ 5.500               June 30, 2004
         1,500                 $ 4.000               September 30, 2004
         1,500                 $ 6.125               December 31, 2004


                               Page 4 of 6 Pages

The shares and options to purchase shares owned by Mr. Abeles represent approximately 2.2% of the outstanding shares of Common Stock of the Issuer. In addition, Mr. Abeles's spouse owns 25,000 shares of the Common Stock of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares. Abeles Associates, Inc., a company of which Mr. Abeles is Chairman, owns 12,000 shares of the Common Stock of the Issuer, and Mr. Abeles disclaims beneficial ownership of such shares.

The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Mr. Abeles.

Thomas L. Kempner, a director of the Reporting Person, owns 14,000 shares of the Common Stock of the Issuer, corresponding to approximately 0.1% of the outstanding shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Mr. Kempner.

Stuart A. Shikiar, a director of the Reporting Person, owns 87,500 shares of the Common Stock of the Issuer, corresponding to approximately 0.8% of the outstanding shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Mr. Kempner.

         (b) No change


         (c) Item 5.(c) of the Statement is amended by adding to the end thereof the following:

On February 8, 2000, the Reporting Person sold 100,000 shares of the Issuer's Common Stock at a price of $10.00 per share in a brokerage transaction reported on NASDAQ.

         (d) No change.


         (e) No Change.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No change.


Item 7. Material to Be Filed as Exhibits

         No change.


                               Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INTERMAGNETICS GENERAL CORPORATION


February 15, 2000                   By: /s/ Michael C. Zeigler
                                        -----------------------------------
                                            Michael C. Zeigler
                                            Senior Vice President - Finance,
                                            and Chief Financial Officer


















                               Page 6 of 6 Pages

                                   Schedule I
                                   ----------

         The names, addresses and principal occupations of each of the executive officers and directors of Intermagnetics General Corporation (the "Reporting Person") are listed below. Except as noted, all such persons are U.S. citizens. The business address of each of the persons listed below is c/o Intermagnetics General Corporation, 450 Old Niskayuna Road, Latham, New York 12110.

Name                      Positions and Principal Occupation
----                      and Principal Address of Organization in
                          which such Employment is Conducted
                          -----------------------------------------------------

Glenn H. Epstein          President and Chief Executive Officer of the
                          Reporting Person

Michael C. Zeigler        Senior Vice-President - Finance & Chief
                          Financial Officer of the Reporting Person

Ian L. Pykett             Chief Technical Officer of the Reporting
                          Person (citizen of Great Britain)

Leo Blecher               Vice President and General manager of IGC-Magnet
                          Business Group, a division of the Reporting Person

Barry Gawthrope           Vice President and General Manager of IGC-Advanced
                          Superconductors, a division of the Reporting Person

David E. Dedman           Vice President and General Manager of IGC-APD
                          Cryogenics Inc. and IGC-Polycold Systems Inc., two wholly-owned subsidiaries of the Reporting Person

Richard Stevens           Vice President and General Manager of IGC-Medical
                          Advances Inc., a wholly-owned subsidiary of the Reporting Person

Carl H. Rosner            Chairman of the Board of Directors of the
                          Reporting Person

Joseph C. Abeles          Director of the Reporting Person; private investor;
                          Suite 505, 220 East 42nd Street, New York, NY 10017

John M. Albertine         Director of the Reporting Person; Chairman and CEO of
                          Albertine Enterprises, Inc., 1156 Fifteenth Street,
                          NW, Suite 505, Washington, DC 20005

Edward E. David, Jr.      Director of the Reporting Person; President, EED
                          Inc.; P.O. Box 435, Bedminster, NY 07921


                          Schedule I - Page 1 of 2 Pages

Name and Address          Positions and Principal Occupation
----------------          and Principal Address of Organization in
                          which such Employment is Conducted
                          ----------------------------------------------------

James S. Hyde             Director of the Reporting Person; Professor of
                          Biophysics at the Medical College of Wisconsin since
                          1975; 8701 Watertown Plan Road, P.O. Box 26509,
                          Milwaukee, WI 53226-0509

Thomas L. Kempner         Director of the Reporting Person; Chairman and Chief
                          Executive Officer, Loeb Partners Corporation; Room
                          2450, 61 Broadway, New York, NY 10006

Stuart A. Shikiar         Director of the Reporting Person; President,
                          Shikiar Asset Management, Inc.; 399 Park Avenue,
                          New York, NY 10022

Sheldon Weinig            Director of the Reporting Person, Adjunct Professor,
                          Columbia University and State University of New York at Stony Brook









                          Schedule I - Page 2 of 2 Pages